Exhibit 99.1

Jaguar Announces Support for Recapitalization and Financing Transaction

TSX: JAG

TORONTO, Nov. 13, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) is pleased to announce that, further to its press release on November 1, 2013, it has entered into a support agreement (the "Support Agreement") with the holders (the "Consenting Noteholders") of approximately 81% of its $165,000,000 4.5% Senior Unsecured Convertible Notes due November 1, 2014 ("4.5% Convertible Notes") and 82% of its $103,500,000 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the "Convertible Notes") to effect a recapitalization and financing transaction (the "Recapitalization").  The Company expects further support of the Recapitalization from additional holders of Convertible Notes.

Jaguar's Board of Directors has determined that the Recapitalization offers substantial benefits to the Company and is in the best interests of the Company and its stakeholders. Among other things, the Recapitalization results in a significant reduction of the Company's debt, increased liquidity for Jaguar's operations and allows the Company to make certain necessary capital investments and accelerate operational improvements.

An extensive review process has shown that the Recapitalization is the best available alternative for the Company.

"The Recapitalization provides a stronger financial foundation for the Company going forward and is an important part of Jaguar's business strategy," said David Petroff, Chief Executive Officer of the Company. "The restructuring of Jaguar's finances and the additional liquidity obtained under the Recapitalization will allow the Company to continue working towards its operational and financial goals and towards enhancing long-term value. We believe this is very positive news for the future of Jaguar."

Recapitalization and Financing Transaction

The Recapitalization has the following key elements:

•	Exchange of the $268.5 million of Convertible Notes for equity;
•	Reduction of total pro forma debt from $323 million as at September 30, 2013 to $54 million upon completion of the Recapitalization;
•	Reduction of projected annual cash interest payments by $13 million;
•	Investment of approximately $50 million of new equity raised by way of a backstopped share offering (the "Share Offering") by current holders of Convertible Notes (the "Noteholders"), the net proceeds of which will be available for use in Jaguar's operations;
•	Prior to the completion of the Share Offering:
•	holders of Convertible Notes (the "Noteholders") will receive 70% of the common equity of reorganized Jaguar in exchange for all outstanding obligations owed to the Noteholders, including, without limitation, outstanding principal and all accrued and unpaid interest thereon ("Convertible Notes Claims");
•	Consenting Noteholders who sign the Support Agreement on or prior to November 26, 2013 (the "Consent Date") will receive additional consideration of 25% of the common equity of reorganized Jaguar; and
•	existing shareholders will receive 5% of the common equity of reorganized Jaguar;

•	Upon completion of the Share Offering:
•	the share holdings of the current Noteholders of Jaguar will be diluted down to approximately 12.6% of the common equity of reorganized Jaguar;
•	the additional share holdings of the Consenting Noteholders who sign the Support Agreement on or prior to the Consent Date will be diluted down to approximately 4.5% of the common equity of reorganized Jaguar;
•	Noteholders who participate in the Share Offering will receive approximately 72% of the common equity of reorganized Jaguar;
•	Consenting Noteholders who have entered into a Backstop Agreement with Jaguar in respect of the Share Offering (the "Backstoppers") will receive backstop consideration of 10% of the common equity of reorganized Jaguar, allocated pro rata based upon the amount of each Backstopper's backstop commitment; and
•	existing shareholders of Jaguar will hold approximately 1% of the common equity of reorganized Jaguar.

Existing shareholders may be eligible to participate in the Share Offering through an assignment of a Backstopper's backstop commitment, subject to applicable securities laws, the prior approval of the Backstoppers and the Company.

The Company will continue to operate and satisfy its obligations to trade creditors, customers and employees in the ordinary course of business.

It is anticipated that the Recapitalization will be carried out by way of a plan of arrangement under the Canada Business Corporations Act (the "Plan of Arrangement").  Implementation of the Plan of Arrangement will be subject to, among other things, Noteholder approval at the meeting to be held to consider the Plan or Arrangement, approval of such other securityholders of Jaguar as the court or the TSX may require, approval of the Ontario Superior Court of Justice and the receipt of all necessary regulatory and stock exchange approvals.

If the Recapitalization cannot be implemented through a Plan of Arrangement under the Canada Business Corporations Act, Jaguar may be required under the Support Agreement to seek to implement the Recapitalization through a proceeding under the Companies' Creditors Arrangement Act, in which case it is contemplated that current equity investors would have their interests extinguished for no consideration.

It is anticipated that the closing of the Recapitalization will occur during the first quarter of 2014.  The Recapitalization is subject to certain conditions, including obtaining required governmental, court, regulatory and third party approvals, as applicable, and consents from senior secured lenders that may be required. The Company can give no assurances that the Recapitalization will be completed.

The Support Agreement and the Backstop Agreement will be filed by the Company on SEDAR and with the U.S. Securities and Exchange Commission on Form 6-K.  Further details of the Recapitalization and the implementation process will be provided in an information circular to be distributed.

Pro Forma Capital Structure

The following table sets forth the pro forma capital structure of Jaguar and its subsidiaries as at September 30, 2013, assuming the completion of the Recapitalization and the issuance of approximately 111.1 million New Jaguar Common Shares.

Pre Recapitalization & Pro Forma Capital Structure
(All figures in US$ millions, unless otherwise noted)	As at September 30, 2013	Adjustment	Pro Forma
Bank Indebtedness	15.9	-	15.9
Renvest Credit Facility (Drawn)	30.0	-	30.0
Vale Note	8.2	-	8.2
4.50% Sr. Unsecured Convertible Bonds (Nov. 2014)	165.0	(165.0)	-
5.50% Sr. Unsecured Convertible Bonds (Mar. 2016)	103.5	(103.5)	-

Total Debt	322.7	(268.5)	54.2

Less: Cash and Cash Equivalents[1]	(18.2)	(50.0)	(68.2)

Total Net Debt	304.5	(318.5)	(14.0)

Number of Common Shares Outstanding[2]	86.4	24.7	111.1

Footnotes:
1. Pro forma gross proceeds from Share Offering prior to any transaction fees and expenses
2. Pro forma shares outstanding based on extinguishment of Convertible Debentures (including accrued interest) into New Jaguar Common Shares

Pro Forma Equity

The following table sets forth the pro forma equity ownership structure of Jaguar as at September 30, 2013, assuming the completion of the Recapitalization and the issuance of approximately 111.1 million New Jaguar Common Shares.

Transaction Summary
(millions)	Pre	Post
Shares Issued	Share Offering	Share Offering
Existing Equity	1.000	1.000
Convertible Notes[1,2]	14.000	14.000
Convertible Notes[1,2] - Consent Fee	5.000	5.000
Share Offering[2]	-	91.111

Total	20.000	111.111

(%)	Pre	Post
Shares Issued	Share Offering	Share Offering
Existing Equity	5.0%	0.9%
Convertible Notes[1,2]	70.0%	12.6%
Convertible Notes[1,2] - Consent Fee	25.0%	4.5%
Share Offering[2]	0.0%	82.0%

Total	100.0%	100.0%

Footnotes:
1. Assumes an Effective Date of December 31, 2013
2. Shares allocated to the Convertible Debentures based on total Convertible Debenture claims (including accrued interest) and backstop fees

Convertible Notes Interest

As previously reported, Jaguar has elected to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes (the "Deferred Interest").  This deferral enables Jaguar to continue to direct a maximum amount of cash to the Company's efforts towards its operational and business improvements.

The Consenting Noteholders continue to support the Company's decision in respect of the Deferred Interest at this time and have agreed not to support any holder of Convertible Notes in taking any enforcement action in respect of the Convertible Notes.

The indenture, dated September 15, 2009 (the "Indenture"), among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, governing the 4.5% Convertible Notes provides a 30 day grace period for payment of interest.  Non-payment of the Deferred Interest will not cause an Event of Default under the Indenture unless that interest remains unpaid at the conclusion of the 30 day grace period.

Pursuant to the Recapitalization, accrued interest on the Convertible Notes, including the Deferred Interest, will not be paid in cash.  Accrued interest on the Convertible Notes is included in the Convertible Notes Claims and holders of Convertible Notes will share in 12.6% of the equity of reorganized Jaguar pro rata based on their Convertible Notes Claims as at December 31, 2013.  In addition, Noteholders who participate in the Share Offering will be allocated common equity in exchange for their accrued interest claim on the Convertible Notes as at December 31, 2013.  This is reflected in the Pro Forma Equity summary above.

Additional Matters

Beginning in June of 2013, Jaguar entered into non-disclosure and confidentiality agreements (the "Confidentiality Agreements") with certain holders of Convertible Notes in order to facilitate discussion regarding a recapitalization and financing proposal. Pursuant to the Confidentiality Agreements, Jaguar disclosed information, including certain non-public information (the "Non-Public Information") to those holders of Convertible Notes either directly or through the financial and legal advisors to the ad hoc committee of holders of Convertible Notes (the "Ad Hoc Committee"). This news release contains information that is required to satisfy Jaguar's obligations under the Confidentiality Agreements to now disclose such Non-Public Information.

Jaguar does not, as a matter of course, publish its business plans, budgets or strategies or make external projections or forecasts of its anticipated financial position, capital expenditures, capital requirements, cash flow, production plans and costs, or results of operations or the assumptions forming the basis for such projections or forecasts. The Non-Public Information provided to certain holders of Convertible Notes was not prepared with a view to being disclosed publicly and is included in this news release only because such information was made available to these holders of Convertible Notes; therefore, the inclusion of any Non-Public Information in this news release should not be regarded as an indication that Jaguar or any other person considered, or now considers, this information to be necessarily predictive of actual future results, and does not constitute an admission or representation by any person that such information is material, or that the expectations, beliefs, opinions, and assumptions that underlie such information remain the same as of the date of this news release.  Jaguar has not made any determination as to whether the Non-Public Information disclosed pursuant to the Confidentiality Agreements may be, or may be deemed to be, in whole or in part, material to an individual in making an investment decision or for any other purpose.

The Non-Public Information was, when provided to certain holders of Convertible Notes, and continues to be, speculative by its nature and was, and is, based upon numerous expectations, beliefs, opinions, and assumptions, as further described below, it does not necessarily reflect current estimates, expectations, beliefs, opinions, or assumptions and may not reflect current results or expected future performance.  The Non-Public Information provided to certain holders of Convertible Notes, and therefore contained herein, may be incomplete or may no longer be accurate and it is subject to interpretation. Accordingly, investors are cautioned not to place undue reliance on such information or forward-looking statements.

As the Non-Public Information was not prepared with a view to being disclosed publicly, it has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and therefore does not have any standardized meaning prescribed by the IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Neither the independent auditor of Jaguar nor any other independent accountant has examined, compiled, or performed any procedures with respect to the Non-Public Information contained herein and, accordingly, none has expressed any opinion or any other form of assurance on such information or its achievability and none assumes any responsibility for the prospective financial information.

Subject to applicable securities law, Jaguar does not intend to or anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies, projections or forecasts or similar forward-looking information to holders of securities issued by Jaguar or to include such information in documents required to be filed with the applicable Canadian or United States securities regulatory authorities or otherwise make such information publicly available.  These considerations should be taken into account in reviewing the forward-looking information included herein, which was prepared as of an earlier date.

While presented in this news release with numeric specificity, the projections and other forward-looking financial information were not, when made, and are not historical facts, but are forward-looking statements about the objectives, plans, strategies, goals, financial conditions, results of operations, activities and businesses of Jaguar and are subject to important risks, uncertainties and assumptions. The forward-looking statements set out in this news release are based upon Jaguar's reasonable estimates, assumptions and expectations about its business, operations, financial condition, and the markets in which it operates, and upon other third party information and data such as analyst reports, market studies and government projections, in each case available at the time such information was prepared and are subject to significant business, operational, economic, competitive and other uncertainties and contingencies (including those set out under the heading "Risk Factors" in Jaguar's Annual Information Form for the year ended December 31, 2012, filed on SEDAR and available at www.sedar.com, and its filings, including Jaguar's Annual Report on Form 40-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov), many of which are beyond Jaguar's control.

Forward-looking statements are subjective in many respects and reflect numerous assumptions by Jaguar with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, but not limited to, the following key assumptions: (i) a successful completion of the Recapitalization and financing proposal; (ii) no material adverse impact on Jaguar's business on a going forward basis resulting from any recapitalization and financing transaction or otherwise; (iii) a continuation of business arrangements on substantially the same basis as existed prior to the Recapitalization (other than as those business arrangements that may be impacted by the implementation of the Recapitalization); (iv) its mineral resources and reserves; (v) the future price of gold, fluctuations in inflation and exchange rates, and other economic matters; and (vi) Jaguar's operations including its costs to extract gold, production rates, availability of labour and equipment, the possibility of labour strikes or work stoppages, or governmental intervention or regulation relating to mining development, environmental protection, health and safety and other matters.

The results, estimates, projections, events or other forward-looking information predicted in any forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect Jaguar's business, or if Jaguar's estimates or assumptions turn out to be inaccurate. Some assumptions may not materialize, and results, estimates, projections, events and circumstances occurring subsequent to the date on which the information was prepared may be different from those assumed or may be unanticipated, and thus may affect the forward-looking statements in a material manner. In addition, the information in this news release does not contemplate outcomes where Jaguar is unable to complete the Recapitalization through a Plan of Arrangement and pursues other options, such as a formal insolvency proceeding under the Companies' Creditors Arrangement Act (Canada) or a partial or full break-up and sale of its various operations. Accordingly, it is expected that there will be differences between actual and projected amounts and results, and actual amounts and results may be materially different from those in this news release and there can be no assurance that any projection, estimate or forecast will materialize.

The Company regularly generates internal cash flow forecasts, which it updates from time to time as circumstances change.  On or about October 21, 2013, one such internal forecast was provided to the Ad Hoc Committee, which forecast showed that if it was assumed that the Company's gold production was 8,000 ounces per month and gold prices were $1,300 / oz, the Company expected, based on these and other assumptions, that it would have approximately $7 million of balance sheet cash at year-end 2013, before accounting for payments of interest on the 4.5% Convertible Notes.

The Company expects 2014 gold production in the range of 90,000 to 100,000 ounces. Cash operating costs are expected to be in the range of $930 to $1,030 per ounce. Capital expenditures for 2014 are anticipated to be approximately $22 million. The projections for 2014 are based on an assumed R$/US$ exchange rate of 2.10, an average gold price for the year of US$1,200 and the assumption that the Company can refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.  Other than the above mentioned cash operating costs and capital expenditures, the Company does not currently anticipate material differences in care and maintenance costs or other expenses (excluding non-cash expenses) as between the 2013 and 2014 fiscal year. The above expectations assume, among other things, that the transactions contemplated by the Recapitalization have not been implemented nor incorporated.

Canaccord Genuity is acting as financial advisor and Norton Rose Fulbright Canada LLP, Schulte Roth Zabel LLP and Azevedo Sette Advogados are acting as legal advisors to the Company.  Houlihan Lokey is acting as financial advisor and Goodmans LLP, Stroock & Stroock & Lavan LLP and Dias Carneiro Advogados are acting as legal advisors to the Ad Hoc Committee.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's future financial condition and expectations with respect to liquidity.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These risks and factors relating to Jaguar include, but are not limited to, our level of indebtedness; our refinancing and restructuring plans; our ability to generate sufficient cash flow from operations or obtain adequate financing to fund our capital expenditures and meet working capital needs; the volatility of our stock price, and the ability of our common stock to remain listed and traded on the TSX; our ability to maintain relationships with suppliers, customers, employees, stockholders and other third parties in light of our current liquidity situation; the volatility of gold prices; a continuation of depressed gold prices; regulatory and environmental risks associated with exploration, drilling and production activities; the adverse effects of changes in applicable tax, mining and environmental and other regulatory legislation; the risks of conducting operations in Brazil and the impact of pricing differentials, fluctuations in foreign currency exchange rates and political developments on the financial results of our operations.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 23:52e 13-NOV-13